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As filed with the Securities and Exchange Commission on February 26, 2003

Registration No. 333112295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO FORM S-3
ON
FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPESCOM SOFTWARE Inc.
(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)		95-3634089 (IRS Employer Identification Number)
10052 Mesa Ridge Court, Suite 100 San Diego, California 92121 (858) 625-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Agent for Service: John W. Low Chief Financial Officer and Secretary Spescom Software Inc. 10052 Mesa Ridge Court, Suite 100 San Diego, California 92121 (858) 625-3000	Copy to: Russell C. Hansen Betsy D. Austin Gibson, Dunn & Crutcher, LLP 1881 Page Mill Rd. Palo Alto, CA 94304 (650) 849-5300
(Name and address, including zip code, and telephone number, including area code, of agent for service)

        Approximate date of commencement of proposed sale of securities to the public:    From time to time after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Shares, no par value	3,025,000	$0.68	$2,057,000.00(2)	$260.62(5)

Common Shares, no par value (1)	90,000	$0.53	$47,700(4)	$6.04

Common Shares, no par value, underlying certain of selling shareholders' options and warrants	3,508,335	$0.68	$2,385,667.80(3)	$302.26(5)

Common Shares, no par value, underlying certain of selling shareholders' warrants	100,000	$0.72	$72,000.00(2)	$9.12(5)

Total	6,723,335			$578.04

(1)
These shares are additional common shares not included in the original registration statement filed on January 29, 2004.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(3)
In accordance with Rule 457(g), the shares issuable upon the exercise of outstanding options and warrants are determined by the higher of (i) the exercise price of the warrants, (ii) the offering price of the common shares in the registration statement, or (3) the average sales price of the common shares as determined by 457(c).

(4)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The average of the high and low prices as of February 23, 2004 was $0.53 per share.

(5)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 26, 2004

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

6,723,335 Common Shares

Spescom Software Inc.

        The selling shareholders named in this prospectus are offering up to 6,723,335 of our common shares, including 3,608,335 common shares to be issued upon the exercise of options and warrants. We will not receive any of the proceeds from their sale of our shares, but if the selling shareholders pay the exercise price under any of the options or warrants in cash, we will use those proceeds for general corporate purposes, including working capital.

        Our common shares are currently listed on the Over the Counter Bulletin Board ("OTCBB"). Our trading symbol is SPCO.OB.

        Investing in our shares involves a high degree of risk. See "Risk Factors" beginning on page 6 of this prospectus to read about the risks you should consider before buying our shares.

        The selling shareholders are offering these common shares. The selling shareholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common shares are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling shareholders will receive all proceeds from the sale of the common shares. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004

        You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common shares offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in "Summary," "Risk Factors," "Use of Proceeds" and elsewhere in this prospectus, including those using words such as "believes," "expects," "intends," "estimates," "projects," "predicts," "assumes," "anticipates," "plans," and "seeks" and comparable terms, are forward-looking statements. Forward-looking statements are not statements of historical fact and reflect our views and assumptions as of the date of this prospectus regarding future events and operating performance.

        All forward-looking statements address matters that involve risks and uncertainties. There are important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under "Risk Factors," including the following:

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  The Company's control by and indebtedness to Spescom Ltd.

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  Our dependence on a small number of new customers

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  The fluctuation of our operating results

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  A developing market and rapid technological changes

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  Our lack of product diversification

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  Potential violation of our intellectual property rights

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  Our dependence on third-party software providers

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  Potential intellectual property infringement claims by third parties

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  Potential product liability claims by customers

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  Our potential inability to compete effectively

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  Potential difficulty for investors to sell their shares of common stock in the Company

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  Potential volatility of the market price of the Company's common stock

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  The exercise of outstanding options and warrants would dilute the Company's stock

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  Fluctuations in foreign currency exchange rates

        This list of factors is not exhaustive and should be read with the other cautionary statements that are included in this prospectus.

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from our projections. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to, among other things, our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus that could cause actual results to differ from those discussed in the forward-looking statements before making an investment decision. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future events or otherwise.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in us. You should read the entire prospectus carefully, including the sections entitled "Risk Factors," "Information Regarding Forward-Looking Statements" together with the more detailed information in the financial statements and the accompanying notes in our annual report on Form 10-K for the fiscal year ended September 30, 2003 and our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2003, before making an investment decision. In this prospectus, references to the "Company," "we," "us" or "our" refer to Spescom Software Inc., except where the context otherwise requires.

Our Company

Overview

        Spescom Software Inc. (the "Company") was founded and incorporated as a California corporation in 1981 and is headquartered in San Diego, California with an international sales and support subsidiary in London, United Kingdom. The Company has been doing business as Spescom Software Inc. since October 1, 2001 and formally changed its name to Spescom Software Inc. from Altris Software, Inc. on February 2, 2004. The Company develops, markets and supports eB®, its integrated suite of collaborative document, configuration and records management software solutions. The Company's eB suite is a set of software technologies that support, improve and enable collaboration among legacy enterprise solutions, and enables the efficient capture, management and distribution of all types of information across an enterprise. eB's integration of document, configuration and records management functionality onto a single platform is a major differentiator and significant competitive advantage that allows the Company to address the information management needs of an enterprise in a more holistic manner than solutions provided by other vendors.

        In 2000, the Company acquired the rights to certain configuration management technology and skills from Spescom Ltd. ("Spescom Ltd."), which at the same time acquired a controlling interest in the Company. From this combination of document and configuration management technologies and skills, the Company began doing business as Spescom Software Inc. on October 1, 2001. As of February 20, 2004, Spescom Ltd. owned 60% of the outstanding shares of the Company after giving effect to the conversion of the shares of the Company's Series F Preferred Stock held by Spescom Ltd.

        The document/content management technology developed by the Company and integrated with the configuration management technology developed by Spescom Ltd. provides a powerful solution to the business and information management challenges faced by enterprises that design, build, manage and operate complex products and assets. The combined document and configuration management capabilities of the eB software suite enables it to provide full IDM functionality together with PDM functionality at price points that satisfy a broad range of user needs. It enables the management of all unstructured information (documents/content) as well as structured information (product/asset/process) on a single platform, thereby enabling change to be managed across both environments.

        The Company's integrated document, configuration and records management (iDCR) solutions enable all requirements (design, safety, environmental, etc.), all documents, structured and unstructured, within an enterprise (including office documents, emails, CAD drawings, images, voice and computer print outs), and all data on products, assets, processes, projects and people to be captured, identified and inter-linked. This results in a unified and structured view of all enterprise information and promotes rapid access to relevant information by authorized users in context to their tasks and functions. eB's collaborative workspace environment provides an automated closed-loop change management process that ensures information integrity throughout the enterprise and compliance with legal, regulatory, corporate, audit and quality requirements.

        The Company is building its business strategies around two core strengths. First, the Company's software and related services solve critical and recurring problems for companies operating in complex, asset-intensive industries. Second, the Company's software solutions have clear and significant architectural advantages that enable the Company to offer high value solutions to the Company's users as well as to distinguish itself from its competitors. To capitalize on these strengths, the Company has instituted the following strategic initiatives:

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  Continue to develop and position eB as a critical but complementary enterprise platform.

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  Continue investment in the Company's direct sales force.

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  Enter new markets through increased investment in and expansion of strategic partnerships.

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  Outsource non-core operations.

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  Opportunistic investing in technology.

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  Increase Company's market presence.

        The Company intends to continue to extend its position as a technology leader in developing and marketing integrated document, configuration and records management solutions. The Company intends to do this by continuing to enhance the features and functionality of its current products, including tools to allow users to customize the GUIs, designing additional APIs to simplify tailoring by both users and application developers, administrative tools to enable systems operators to easily setup and make changes to the system and add tighter integration with other third party CAD, GIS and EAM products. Through this enhanced functionality and integration the Company's products can provide even faster deployment and greater management control of enterprise information. Through leveraging its technology, the Company also plans to introduce new products and product extensions which are complementary to its existing suite of products and which address both existing and emerging market needs.

        During 2004, the Company plans to continue to add functionality to eB. The Company intends to focus its development effort on enhancing eB with extended web functionality as well as providing web services using the Microsoft.Net platform. The Company also intends to enhance its records management capabilities to fully comply with DoD5015.2 and other standards. The Company plans to develop specific applications for the vertical markets on which the Company has focused. The Company believes that the modular and open nature of eB provides an excellent platform for these market applications. The Company is a member of the Microsoft Developer Network (MSDN), which allows the Company to properly plan for support of the latest Microsoft environments.

This Offering

Shares offered by the selling shareholders	6,723,335, including 3,608,335 shares of common stock issuable upon exercise of warrants and options (collectively, the "Warrants")
Use of proceeds
We will not receive any proceeds from the sale of common shares by the selling shareholders. The proceeds from this offering are solely for the account of the selling shareholders. We will receive proceeds from any exercise of the Warrants. Any net proceeds that we receive from any exercise of the Warrants will be used for general corporate purposes, including working capital for our business.
Risk factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider "Risk Factors" beginning on page 6.
OTC Bulletin Board Trading Symbol	SPCO.OB

RISK FACTORS

        An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or a part of your investment. The risk factors described below are not the only ones that may affect us. Additional risks and uncertainties that we do not currently know about or that we currently deem immaterial may also adversely affect our business, financial condition and results of operations. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See "Information Regarding Forward-Looking Statements."

The Company has a history of significant losses. If we do not achieve or sustain profitability, our financial condition and stock price could suffer.

        The Company has a history of losses and may continue to incur losses for the foreseeable future. We incurred net losses of $1,312,000, $5,769,000, and $3,004,000 for the fiscal years ended September 30, 2001, 2002 and 2003. As of September 30, 2003, our accumulated deficit was $84,591,000. If revenues do not reach the levels the Company anticipates, or if operating expenses exceed the Company's expectations, the Company may not be able to achieve profitability in the near future or at all. Even if the Company does achieve profitability, it may not be able to sustain profitability on an annual basis in the future. If the Company is unable to achieve profitability within a short period of time, or at all, or if the Company is unable to sustain profitability at satisfactory levels, its financial condition and stock price could be materially adversely affected.

The Company will be controlled by Spescom Ltd. and its subsidiaries ("Spescom Ltd.") as long as Spescom Ltd. owns a majority of the Company's common stock, and the Company's other shareholders will be unable to affect the outcome of shareholder voting during such time.

        As of February 20, 2004, Spescom Ltd. owned 27,408,249 shares of common stock, or approximately 60%, of the Company's outstanding common stock on a fully-diluted basis. As long as Spescom Ltd. owns a majority of the Company's outstanding common stock, Spescom Ltd. will continue to be able to elect a majority of the Company's board of directors and to remove the entire board of directors, with or without cause, without calling a special meeting. Moreover, it is likely that Spescom Ltd.'s percentage ownership of the Company's common stock could drop to a level substantially below 50% without affecting Spescom Ltd.'s ability to retain control of the Company. As a result, Spescom Ltd. will likely continue to control for the foreseeable future all matters affecting the Company, including, but not limited to:

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  the composition of the Company's board of directors and, through it, any determination with respect to the Company's business direction and policies, including the appointment and removal of officers;

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  the allocation of business opportunities that may be suitable for the Company and Spescom Ltd.;

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  any determinations with respect to mergers or other business combinations or extraordinary transactions;

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  the Company's acquisition or disposition of assets; and

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  the Company's financing.

        Spescom Ltd. is not prohibited from selling a controlling interest in us to a third party. As a result, the Company could become subject to control by a third party at any time.

The Company has borrowed funds from Spescom Ltd., which debts are secured by all of the Company's assets, and the Company may become insolvent if repayment of such debt is due prior to the Company's ability to obtain funds to repay such debt or if the Company fails to restructure such debt.

        At September 30, 2003, the Company owed, including accrued but unpaid interest, an aggregate amount of $504,000 to Spescom Ltd. Interest accrues on such debt at an annual interest rate of 10%, and such debt is secured by a security interest in favor of Spescom Ltd. on all of the Company's assets. Spescom Ltd. has agreed to extend the maturity date on such debt until October 2004. In November 2003 the Company borrowed an additional $600,000 from Spescom Ltd. pursuant to a promissory note which accrues interest at an annual rate of 5% and is also secured by all of the Company's assets. The note is repayable in two installments of $300,000 due January 31, 2004 and March 31, 2004. The Company paid the first installment of the note plus interest due on January 29, 2004. If the Company is unable to generate sufficient cash flow from its operations, secure funds from the capital markets or lenders or restructure its debt to Spescom Ltd., the Company will become insolvent.

The Company may not be able to rely on Spescom Ltd. to fund its future capital requirements, and financing from other sources may not be available on favorable terms or at all.

        Although the Company in the past has received funding from Spescom Ltd. for working capital purposes and Spescom Ltd. has stated that it intends to continue to provide support to the Company if necessary, such additional financing is not assured. The Company may need financing in the future and such financing from Spescom Ltd. or other sources may not be available on favorable terms or at all. In addition, if Spescom Ltd. is otherwise able to provide additional loans on terms acceptable to the Company, the funding of such loans may be delayed or prevented by currency exchange regulations of the Republic of South Africa, under which Spescom Ltd. is required to apply for and obtain the approval of the South African Reserve Bank before providing any funds to the Company.

        The Company believes its capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in its operating results, financing activities, investments and inventory and receivables management. The Company's future liquidity will depend on its ability to generate new system sales of its eB product suite in the near term, which cannot be assured. Failure to generate sufficient system sales to meet the Company's cash flow needs can be expected to have a material adverse effect on the Company's business, results of operations, and financial condition. Management believes that the Company's current cash and receivables, as well as additional cash that may be generated from operations, will be sufficient to meet its short-term needs for working capital. However, the Company may not be able to obtain sufficient orders to enable the Company to continue on a cash flow break-even level, which would be necessary to continue operations in the absence of further financing Future equity financings would be dilutive to the existing holders of the Company's common stock. Future debt financings could involve restrictive covenants.

The Company is dependent on sales to a relatively small number of new customers each quarter, and our sales cycle is lengthy. Any failure to close a sale to any customer could have a material adverse effect on its quarterly operating results.

        A small number of customers has typically accounted, and will continue in the future to account, for a large percentage of the Company's annual revenues. Network Rail accounted for 19% of the Company's revenue for fiscal 2003 and 2002, while Network Rail and Structural Dynamics Research Corporation accounted for 15% each or an aggregate of 30% of the Company's revenue for fiscal 2001. Because of the Company's reliance on sales to relatively few customers, the loss of any sale could have a material adverse effect on the results of its operations in any given quarter. Additionally, a significant portion of the Company's revenues has historically been, and is expected in the future to be, derived from the sale of systems to new customers. The Company generally incurs significant marketing and sales expense prior to entering into a contract with a new customer that generates revenues. The length of time it takes to establish a new customer relationship typically ranges from 6 to 12 months. As such, the Company may incur significant expenses associated with its sales efforts directed to prospective customers in any particular period before any associated revenues stream begins. If the Company's sales efforts are not successful in generating new customers or if a small number of customers cancel or delay their orders for its products, then the Company's business and its prospects could be harmed which may cause the price of the Company's common stock to decline.

The Company's operating results are difficult to predict and fluctuate substantially from quarter to quarter and year to year, which may increase the difficulty of financial planning and forecasting and may result in declines in the Company's stock price.

        The Company's future operating results may vary from the Company's past operating results, are difficult to predict and may vary from year to year due to a number of factors. Many of these factors are beyond the Company's control. These factors include:

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  the potential delay in recognizing revenue from license transactions due to revenue recognition rules which the Company must follow;

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  the tendency to realize a substantial amount of revenue in the last weeks, or even days, of each quarter due to the tendency of some of the Company's customers to wait until quarter or year end in the hope of obtaining more favorable terms;

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  customer decisions to delay implementation of the Company's products;

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  the size and complexity of the Company's license transactions;

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  any seasonality of technology purchases;

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  demand for the Company's products, which can fluctuate significantly;

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  the timing of new product introductions and product enhancements by both the Company and its competitors;

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  changes in the Company's pricing policy;

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  the publication of opinions concerning us, our products or technology by industry analysts;

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  changes in foreign currency exchange rates; and

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  domestic and international economic and political conditions.

        One or more of these factors may cause the Company's operating expenses to be disproportionately high or the Company's gross revenues to be disproportionately low during any given period, which could cause the Company's net revenue and operating results to fluctuate significantly. The Company's operating results have fluctuated significantly in the past. You should not rely on the Company's annual operating results to predict its future results because of the significant fluctuations to which the Company's results are subject.

        As a result of these and other factors, operating results for any fiscal year are subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful in terms of their relation to future performance. You should not rely upon these comparisons as indications of future performance. It is likely that the Company's future quarterly and annual operating results from time to time will not meet the expectations of public market analysts or investors, which could cause a drop in the price of its common stock.

The Company's market is subject to rapid technological change and if the Company fails to continually enhance its products and services in a timely manner, its revenue and business would be harmed.

        The Company must continue to enhance and improve the performance, functionality and reliability of its products and services in a timely manner. The software industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies, and the emergence of new industry standards and practices that could render the Company's products and services obsolete. The Company has experienced product development delays in the past, and may experience delays in the future. The Company's failure to continually enhance its products and services in a timely manner would adversely impact its business and prospects. In the past, the Company has also discovered that some of its customers desire additional performance and functionality not currently offered by its products. The Company's success will depend, in part, on its ability to internally develop and license leading technologies to enhance its existing products and services, to develop new products and services that address the increasingly sophisticated and varied needs of its customers, and to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The Company's product development efforts with respect to its eB product suite are expected to continue to require substantial investments by the Company, and the Company may not have sufficient resources to make the necessary investments. If the Company is unable to adapt its products and services to changing market conditions, customer requirements or emerging industry standards, it may not be able to maintain or increase its revenue and expand its business.

The Company's lack of product diversification means that any decline in price or demand for its products and services would seriously harm its business.

        The eB product suite and related services have accounted for substantially all of the Company's revenue and this situation is expected to continue for the foreseeable future. Consequently, a decline in the price of, or demand for, the eB product suite or related services, or their failure to achieve broad market acceptance, would seriously harm the Company's business.

Significant unauthorized use of the Company's products would result in material loss of potential revenues and the Company's pursuit of protection for its intellectual property rights could result in substantial costs to it.

        The Company's software is licensed to customers under license agreements containing provisions prohibiting the unauthorized use, copying and transfer of the licensed program. Policing unauthorized use of the Company's products is difficult and, while the Company is unable to determine the extent to which piracy of its software products exists, any significant piracy of its products could materially and adversely affect the Company's business, results of operations and financial condition. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States, and the Company's means of protecting its proprietary rights may not be adequate.

The Company relies on third party software products incorporated in its products. Any loss of use to such third party software could result in delays in the Company's product shipments.

        The Company relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. There can be no assurances that the developers of such software will remain in business, that they will continue to support their products, that their products will otherwise continue to be available to the Company on commercially reasonable terms or that their products are free from bugs or defects. The loss of or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which could adversely affect the Company's business, operating results and financial condition.

If third parties claim that the Company infringes on their patents, trademarks, or other intellectual property rights, it may result in costly litigation or require the Company to make royalty payments.

        The Company is not aware that any of its software products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to its current or future products. The Company expects that software product developers will increasingly be subject to infringement claims. Any such claims, with or without merit, could result in costly litigation, cause product shipment delays, consume significant management time or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company may face product liability claims from its customers.

        The Company's license agreements with its customers usually contain provisions designed to limit its exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of some jurisdictions. A successful product liability claim brought against the Company could result in payment by the Company of substantial damages, which would harm its business, operating results and financial condition and cause the price of its common stock to fall.

If the Company loses key personnel, or is unable to attract and retain additional key personnel, the Company may not be able to successfully grow and manage its business.

        The Company believes that its future success will depend upon its ability to attract and retain its key technical and management personnel. These employees are not subject to employment contracts. The Company may not be successful in retaining its key employees in the future or in attracting and assimilating replacement or additional key personnel. Any failure in retaining and attracting management personnel may impair its ability to rapidly grow and manage its business.

The Company faces intense competition from several competitors and may be unable to compete successfully.

        The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company currently encounters competition from a number of public and private companies, including Electronic Document Management System/Enterprise Content Management vendors such as Documentum, FileNet, OpenText, Cimage and Hummingbird; Enterprise Asset Management vendors such as Indus and MRO/Maximo; and to a lesser extent Product Data Management/Product Lifecycle Management vendors such as Matrix I, PTC and EDS. Many of these direct competitors have significantly greater financial, technical, marketing and other resources than the Company. The Company also expects that direct competition will increase as a result of recent consolidation in the software industry.

        The Company also faces indirect competition from systems integrators and VARs. The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as for recommendation of its products to potential purchasers. Although the Company seeks to maintain close relationships with these service providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company were unable to develop and retain effective, long-term relationships with these third parties, the Company's competitive position would be materially and adversely affected. Further, these third parties may market software products in competition with the Company in the future and may otherwise reduce or discontinue their relationship with, or support of, the Company and its products.

        In addition, database vendors, such as Oracle, IBM and Microsoft are potential competitors in the future if they acquire competitive technology or otherwise expand their current product offerings. Like the Company's current competitors, these companies have longer operating histories, significantly greater financial, technical, marketing and other resources and name recognition and a larger installed base of customers than the Company. Several of these companies, including Oracle, Microsoft, IBM and others, have well-established relationships with the Company's current and potential customers and strategic partners, as well as extensive resources and knowledge of the enterprise software industry that may enable them to offer a single-vendor solution more easily than the Company can. In addition, the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than the Company can. If the Company cannot respond to its competitors adequately and in a timely manner, then it may be required to reduce prices for its products and could suffer reduced gross margins and loss of market share, any of which could harm its business, prospects, financial condition and operating results, causing the price of its common stock to decline. In addition, the Company's past financial losses and customer uncertainty regarding the Company's financial condition are likely to have a material adverse effect on the Company's ability to sell its products in the future against competitors.

The Company's common stock is deemed to be "penny stock," which may make it more difficult for investors to sell their shares due to suitability requirements.

        The Company's common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for the Company's common stock by reducing the number of potential investors. This may make it more difficult for investors in the Company's common stock to sell shares to third parties or to otherwise dispose of them. This could cause the Company's stock price to decline.

The Company's common stock trades sporadically; the market price of the Company's common stock may be volatile.

        The Company's common stock currently trades sporadically on the OTC Bulletin Board. The market for the Company's common stock may continue to be an inactive market, and the market price of the Company's common stock may experience significant volatility. The Company's quarterly results, failure to meet analysts' expectations, announcements by the Company or its competitors regarding acquisitions or dispositions, loss of existing customers, new industry standards or technology, changes in general conditions in the economy, and general market conditions could cause the market price of the common stock to fluctuate substantially. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology companies. These price and volume fluctuations often have been unrelated to the operating performance of the affected companies.

Future sales of common stock by Spescom, Ltd. or others could adversely affect the Company's stock price.

        Spescom Ltd. holds 27,408,249 shares of the Company's common stock on a fully diluted basis as of February 20, 2004, and has certain demand and piggyback registration rights relating to 11,757,778 of these shares. If Spescom Ltd. or any other shareholders of the Company sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock could fall. Because the shares being offered in this offering may be sold over an extended period, the market price of our shares could be adversely affected throughout this offering. In addition, if the Company sells additional shares of common stock (or securities convertible into common stock) in the future, the resale of such shares on the public market could also cause the market price of our common stock to fall.

        Such future sales of our common stock by our shareholders might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

The exercise of outstanding options and warrants would result in dilution of the Company's stock.

        As of February 20, 2004, stock options to purchase approximately 6,991,750 shares of common stock and warrants to purchase approximately 1,108,335 shares of common stock were outstanding. If all or a significant number of the options are exercised, shareholders could suffer significant dilution.

The Company is subject to significant foreign currency fluctuations which may have a material adverse effect on the Company's business and financial results.

        Changes in foreign currency rates, the condition of local economies, and the general volatility of software markets may result in a higher or lower proportion of foreign revenues in the future. Although the Company's operating and pricing strategies take into account changes in exchange rates over time, future fluctuations in the value of foreign currencies may have a material adverse effect on the Company's business, operating results and financial condition.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of common shares by the selling shareholders. The proceeds from this offering are solely for the account of the selling shareholders. We may receive proceeds if the Warrants are exercised. Any net proceeds that we receive from any exercise of the Warrants will be used for general corporate purposes, including working capital for our business.

DILUTION

        The following table compares the public offering price of the shares to the cost to our existing stockholders of shares of common stock that they acquired from us within the past five years, that are issuable upon conversion of outstanding shares of preferred stock acquired from us within the past five years, or that they have the right to acquire from us under outstanding stock options.

	Shares Purchased			Total Consideration
							Average price per share
	Number		Percent	Amount		Percent (3)
Existing stockholders	44,311,478	(1)	87%	$21,238,718	(4)	86%	$0.48	(6)
New investors	6,723,335	(2)	13%	$3,563,368	(5)	14%	$.53	(7)

Total	51,034,813		100%	$24,802,086		100%

(1)
The number of shares of our common stock currently outstanding that were purchased from us within the past five years plus the number of shares of common stock that are issuable upon the conversion of outstanding shares of preferred stock that were purchased from us within the past five years, plus the number of shares issuable upon the exercise of currently outstanding stock options and warrants.

(2)
The maximum number of shares being offered to investors in this offering

(3)
The percent that each number represents of the sum of both numbers

(4)
The sum of the price paid to us for all shares of common stock purchased from us within the past five years (including shares of preferred stock that are convertible into common stock) and the aggregate exercise price of all currently outstanding stock options and warrants. This sum includes: (a) $6,067,000 or $0.64 per share representing the book value of preferred stock and subordinated debt that the Company agreed to convert into 9,528,096 shares of common stock in April 2000; (b) $1,128,000 or $0.49 per share representing the market value at issuance of 2,304,271 shares of common stock issued in connection with the settlement of a class action lawsuit in June 2000; (c) $0 with respect to the issuance of 550,000 shares of common stock in October 2000 to Spescom Ltd. in exchange for Spescom Ltd.'s contribution of certain assets and liabilities of its United Kingdom subsidiary (formerly ASL) to the Company that had a negative net book value; and (d) $500,000 with respect to the cancellation of $500,000 of indebtedness of the Company to Spescom, Ltd. in exchange for 1,428,571 shares of common stock in December 1999.

(5)
The product of an assumed offering price of $0.53 per share (the average of the high and low bid price of the shares on February 23, 2004) and the aggregate maximum number of shares being offered to investors in the offering.

(6)
The weighted average price of all shares purchased from us within the past five years (including shares of preferred stock that are convertible into common stock) and the exercise price of all currently outstanding stock options and warrants.

(7)
For purposes of this table, we have assumed an offering price of $0.53 per share (the average of the high and low bid price of the shares on February 23, 2004).

        Our net tangible book value as of December 31, 2003 was approximately ($4,202,000), or ($0.09) per share of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price you pay per share of our common stock and the net tangible book value per share of our common stock at the time of your purchase. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, and dividing this amount by the number of shares of our common stock issued and outstanding after giving effect to the automatic conversion of all shares of our outstanding preferred stock. The sale of shares of common stock in this offering by the selling shareholders will not affect our net tangible book value because we will not receive any proceeds from their sale of our common stock. Based on our net tangible book value as of December 31, 2003 and assuming an offering price of $0.53 per share, investors in this offering will experience immediate and substantial dilution of $0.62 per share.

        The foregoing discussion is based upon the number of shares actually issued and outstanding as of February 20, 2004, which assumes the conversion of all of our outstanding shares of preferred stock into 11,757,778 shares of common stock. As of that date, there were 6,991,750 options and warrants outstanding at a weighted average exercise price of $0.27 per share and there were a total of 658,212 shares available for future awards under our stock incentive plans. To the extent outstanding options or warrants are exercised, you may experience further dilution.

        In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

DESCRIPTION OF CAPITAL STOCK

Authorized Stock

        As of the date of this prospectus, our authorized capital stock consists of 100,000,000 shares of common stock, no par value, and 1,000,000 shares of convertible preferred stock, no par value. As of February 20, 2004, our issued and outstanding share capital consists of 34,068,278 common shares and 5,291 convertible preferred shares. These numbers exclude the approximately 3,608,335 common shares issuable upon the exercise of the Warrants, 4,491,750 common shares issuable pursuant to the Company's equity compensation plans, and 658,212 common shares currently available for future issuance under the Company's equity compensation plans.

Common Shares

        The holders of common stock are entitled to one vote per share on all matters voted on by the shareholders, including elections of directors. Subject to preferences that may apply to any of our outstanding preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding preferred stock. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Series F Convertible 5% Preferred Stock

        On September 30, 2003, the Company issued 5,291 shares of Series F Preferred Stock (the "Preferred Shares") with a stated value of $1,000 per share in consideration of the cancellation of $5,291,000 of its debt owed to Spescom Ltd. and its subsidiary (See Note 3 to the financial statements). The Preferred Shares are convertible into the Company's common stock, at a stated conversion price of $0.45 per share, representing a total of 11,757,778 shares of the Company's common stock, subject to certain adjustments to prevent dilution. Such conversion may occur at the option of the holder until September 30, 2008. On that date, any outstanding Preferred Shares not previously converted are to be converted automatically.

        The Preferred Shares are entitled to a liquidation preference equal to $1,000 per share, plus accrued but unpaid dividends per share and interest on all accrued but unpaid dividends. The Preferred Shares are also entitled to receive dividends of 5% of the stated value of $1,000 per share per annum, payable on a quarterly basis in cash or common stock (valued on the basis of the average per share market value on the 30 trading days immediately prior to the date on which such dividend is declared by the Board of Directors). Unpaid dividends, if any, accrue interest at the rate of 8% per annum. As part of the transaction, Spescom Ltd. and its U.K. subsidiary received certain demand and piggyback registration rights with respect to the common stock underlying the Preferred Shares. The holder of each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock which the Preferred Shares is entitled to upon conversion on all matters submitted to the vote of the holders of common stock, and shall vote as a class with the holders of common stock. In a change of control, merger or sale, the holders of Preferred Shares would preserve their conversion rights and would be entitled to the same number and amount of shares immediately prior to such transaction.

The Warrants

        As of December 31, 2003, warrants to purchase a total of 1,108,335 shares of our common stock were outstanding. Of such shares, 1,008,335 are issuable under warrants issued together with shares of common stock in a private offering completed on September 29, 2003. Those warrants have an exercise price of $0.20 per share and expire on August 31, 2005. The remaining warrants under which 100,000 shares are issuable, provide for an exercise price of $0.72 per share and expire on December 15, 2004. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. In addition, in connection with the September 2003 private offering, the Company entered into an agreement with PANCAR LLC ("Pancar"), an investment consulting firm, pursuant to which Pancar received a vested three-year option to purchase 1,000,000 shares of the Company's common stock at $0.22 per share, and the option to purchase an additional 1,500,000 shares of common stock at $0.22 per share if the Company consummates a transaction with investors introduced by or through Pancar that provides the Company with at least $2,400,000 in additional investment capital. The Pancar options and the warrants described above, which together comprise the "Warrants" referred to in this prospectus, are subject to registration rights described below.

Registration Rights

Common Stock and Warrants Issued in Private Placement

        In connection with our September 29, 2003 private offering, we entered into a registration rights agreement with certain investors for their benefit, and the benefit of the direct and indirect transferees of the shares sold in that offering. Under this registration rights agreement, we agreed to file with the SEC, no later than November 30, 2003, or as soon thereafter as is commercially reasonable, a shelf registration statement on the appropriate form under the Securities Act then available to us providing for the resale pursuant to Rule 415 under the Securities Act from time to time by the holders of the shares sold in that private offering as well as the shares issuable upon the exercise of warrants issued to each of such investors. The registration statement of which this prospectus is part was filed to satisfy that obligation.

Additional Warrants

        All of the shares that may be issued upon exercise of the Warrants are subject to registration rights. The 1,008,335 shares issuable upon exercise of the warrants issued in our September 29, 2003 private placement are subject to the registration rights described above under "Common Stock and Warrants Issued in Private Placement." The remaining warrants to purchase 100,000 shares provide for piggyback registration rights allowing the holders to request that the Company register any of its common stock after notification by the Company that it proposes to register any of its securities under the Securities Act of 1933 for sale to the public.

        The agreement with Pancar also grants Pancar piggyback registration rights, entitling it to request that the Company use reasonable efforts to register its option shares if the Company at any time proposes to register any of its equity securities under the Securities Act. Pancar has elected to include the shares issuable upon exercise of its option in this registration statement.

Additional Shares of Common Stock

        On September 9, 2003, we entered into a Consultant Agreement with a public relations consulting firm, pursuant to which certain public relations services were provided to the Company for certain consideration, including 90,000 fully-paid, non-assessable shares of the Company's common stock. We granted piggyback registration rights under the Consultant Agreement. Such shares are included in the registration statement of which this prospectus is part.

Series F Convertible 5% Preferred Stock

        As discussed above under "Series F Convertible 5% Preferred Stock", in connection with the September 30, 2003 Debt Conversion Agreement with Spescom Ltd. and Spescom UK, we entered into a registration rights agreement with Spescom Ltd. and Spescom UK for their benefit, and the benefit of the direct and indirect transferees of the shares sold in that offering. Under that registration rights agreement, we granted Spescom Ltd. and Spescom UK: (i) piggyback registration rights, entitling them to request that the Company cause to be registered any registrable securities they request to be registered in the event the Company proposes to register any of its stock or other securities under the Securities Act; (ii) demand registration rights, entitling them to request in writing that the Company register an offering of registrable securities under the Securities Act with respect to at least 25% of the registrable securities held by the holders; and (iii) Form S-3 registration rights, entitling Spescom Ltd. and Spescom UK to request that the Company effect a registration on Form S-3 or any successor form with respect to at least 25% of the registrable securities owned by the holders, and requiring the Company to cause, as soon as practicable, such securities to be registered on Form S-3, provided that the Company is not obligated to effect any such registration: (a) if the holders propose to sell such registrable securities and any other securities at an aggregate price to the public of less than $1,000,000; (b) if the Company has, within the twelve month period preceding the date of such request, already effected two registrations on Form S-3 for the holders; (c) if the Company furnishes to the holders a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the board of directors of the Company, it would be seriously detrimental to the Company and its stockholders for such Form S-3 registration to be effective at such time, in which event the Company has the right to defer the filing of the Form S-3 registration statement for a period of not more than 90 days after receipt of the request of the holders.

Transfer Agent

        Our registrar and transfer agent for the shares is Mellon Investor Services, 400 South Hope Street, 4th Floor, Los Angeles, California 90071.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information as to shares of the Common Stock owned as of February 20, 2004 by (i) each director, (ii) the Company's Chief Executive Officer, (iii) the four other most highly compensated executive officers having compensation of $100,000 or more during the fiscal year ended September 30, 2003 (iv) all directors and executive officers as a group and (v) each person who, to the extent known to the Company, beneficially owned more than 5% of the outstanding shares of Common Stock. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given have sole voting and investment power over the shares shown as beneficially owned, subject to community property laws where applicable.

Name	Number of Shares (1)		Percent of Class (1)
Spescom Ltd (4)	27,408,249	(3)	60.0%
Forest Securities Limited	3,141,910		9.2%
Carl Mostert (2)	27,633,249	(3)	60.0%
Johann Leitner	237,500		*
D. Ross Hamilton	264,000		*
Hilton Isaacman (2)	27,483,249	(3)	60.0%
James P. Myers (2)	27,458,249	(3)	60.0%
Larry D. Unruh	81,797		*
John W. Low	304,500		*
Mark Schneider	102,700		*
Pierre de Wet	147,600		*
All Current Directors and Executive Officers as a Group (9 persons) (2)	28,896,346	(3)	61.4%

*
Less than one percent.

(1)
Amounts and percentages include shares of Common Stock that may be acquired within 60 days of February 20, 2004 through the exercise of stock options as follows: 225,000 shares for Mr. Mostert, 146,000 shares for Mr. De Wet, 251,000 shares for Mr. Low, 99,500 shares for Mr. Schneider, 77,500 shares for Mr. Hamilton, 77,500 shares for Mr. Unruh, 251,000 shares for Dr. Leitner, 75,000 shares for Mr. Isaacman, 50,000 shares for Mr. Myers and 1,239,000 shares for all directors and executive officers as a group.

(2)
Mr. Mostert was appointed to the board of directors of Spescom Ltd in January 2004. Dr. Myers is also a member of the board of directors of Spescom Ltd., and Mr. Isaacman serves as its Director of Corporate Finance. As affiliates of Spescom Ltd., Messrs. Mostert and Isaacman and Dr. Myers could be deemed to be beneficial owners of the shares of Common Stock owned by Spescom Ltd.. However, Messrs. Mostert and Isaacman and Dr. Myers disclaim beneficial ownership of all such shares.

(3)
Amount includes 11,757,778 shares of Common Stock issuable upon conversion of the Series F Preferred Stock at a stated conversion price of $0.45 per share.

(4)
The primary business address of Spescom Ltd. and Messrs. Isaacman and Myers is Spescom Park, Cnr. Alexandra & Second Street, Halfway House, Midrand 1685, South Africa.

Selling Shareholders

        The following table sets forth the number of common shares owned by each of the selling shareholders as of February 20, 2004. To our knowledge, except as provided below, none of the selling shareholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares covered by this prospectus. Because the selling shareholders may offer all or some of the shares which they hold pursuant to the offering contemplated by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no definitive estimate can be given as to the amount of shares that will be held by the selling shareholders after completion of this offering and the following table has been prepared on the assumption that all options and warrants will be exercised and all common shares offered hereby will be sold. The selling shareholders named below are not obligated to sell any of the shares shown as offered by them below but may offer the shares offered by this prospectus from time to time.

	Shares beneficially owned before offering			Shares beneficially owned after offering
Name of Shareholder	Common Shares	Common Shares issuable on exercise of warrants/options	Shares being offered	Number of Shares	Percent of Class
Ivanhoe Irrevocable Trust (2)	510,000	170,000	680,000	0	0%
Martin Lowenthal	250,000	83,334	333,334	0	0%
Russell Schechter	50,000	16,667	66,667	0	0%
The Meyerowitz Family Trust (3)	55,000	18,333	73,333	0	0%
Larry P. Isaacs	100,000	33,333	133,333	0	0%
Norman and Heather Sarkin Family Trust UT dated 3/4/91	27,500	9,167	36,667	0	0%
Radcliffe Investment Partners I (4)	237,500	75,000	300,000	12,500	*
Donald Radcliffe	174,000	50,000	200,000	24,000	*
Rachel Glicksman	625,000	208,333	833,333	0	0%
Alan Binder	125,000	41,667	166,667	0	0%
Ran H. Furman	25,000	8,333	33,333	0	0%
Smulowitz Family Trust dated 1/12/95 (5)	15,000	5,000	20,000	0	0%
Melinda Udell	150,000	50,000	200,000	0	0%
Arthur Klitofsky	10,000	3,333	13,333	0	0%
Peter Castellanos	50,000	16,667	66,667	0	0%
Len Rothstein	22,500	7,500	30,000	0	0%
John Coppa	30,000	10,000	40,000	0	0%
Tom Tuminello	50,000	16,667	66,667	0	0%
Victor Schipa	50,000	16,667	66,667	0	0%
Carla Candelmo	15,000	5,000	20,000	0	0%
Mario Vaccaro	50,000	16,667	66,667	0	0%
Harvey Braun	250,000	83,333	333,333	0	0%
Jane Lenahan	125,000	41,667	166,667	0	0%
Ruth Liliana Vinueza	15,000	5,000	20,000	0	0%
Frank Carone	50,000	16,667	66,667	0	0%
PANCAR LLC (1)	0	2,500,000	2,500,000	0	0%
Jesup & Lamont Securities Corporation(6)	0	50,000	50,000	0	0%
David W. Unsworth, Jr.	0	50,000	50,000	0	0%
CEOcast, Inc.	90,000	0	90,000	0	0%
Total	3,151,500	3,608,335	6,723,335	36,500	*

*
Less than one percent.

        This table is based upon information supplied by the selling shareholders.

(1)
Pancar is an investment consulting firm that the Company engaged to assist us with a private placement. For more detailed information, please see "Description of Capital Stock/The Warrants" on page 14.

(2)
Barry Schechter is the sole trustee of the Ivanhoe Irrevocable Trust and has sole voting and investment control over the common shares held by the Ivanhoe Irrevocable Trust.

(3)
Wayne B. Meyerowitz and Mandi L. Meyerowitz are the trustees of the Meyerowitz Family Trust and together have voting and investment control over the common shares held by such Trust.

(4)
Donald Radcliffe has sole voting and investment control over the securities held by Radcliffe Investment Partners I.

(5)
The trustees of the Smulowitz Family Trust are Ian S. Smulowitz and Linda Smulowitz, who together have voting and investment control over the common shares held by such Trust.

(6)
Stephen DeGroat holds voting and investment control over the warrants held by Jesup & Lamont Securities Corporation.

PLAN OF DISTRIBUTION

        The selling shareholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling shareholders) may sell the common shares offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the common shares are listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may sell the common shares by one or more of the following methods, without limitation:

  •
  Block trades in which the broker or dealer so engaged will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  An exchange distribution in accordance with the rules of any stock exchange on which the common shares are listed;

  •
  Ordinary brokerage transactions and transactions in which the broker solicits purchases;

  •
  Privately negotiated transactions;

  •
  In connection with short sales of Company shares;

  •
  Through the distribution of common shares by any selling shareholder to its partners, members or stockholders;

  •
  By pledge to secure debts of other obligations;

  •
  In connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

  •
  Purchases by a broker-dealer as principal and resale by the broker-dealer for its account; or

  •
  In a combination of any of the above.

        These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade. The selling shareholders may also transfer the common shares by gift. We do not know of any arrangements by the selling shareholders for the sale of any of the common shares.

        The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common shares. These brokers or dealers may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell common shares acting as agent for a selling shareholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire common shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the common shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholders may also sell the common shares in accordance with Rule 144 or Rule 144A under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

        From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or person to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of a selling shareholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling shareholder's shares will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

        To the extent required under the Securities Act, the aggregate amount of selling shareholders' shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate. Any underwriters, dealers, brokers or agents participating in the distribution of the common shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders' shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions). Neither we nor any selling shareholder can presently estimate the amount of any such compensation.

        The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. If a selling shareholder is deemed to be an underwriter, the selling shareholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling shareholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

        A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common shares in the course of hedging the positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the common shares by those broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer those common shares. A selling shareholder may also loan or pledge the common shares offered hereby to a broker-dealer and the broker-dealer may sell the common shares offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged common shares offered by this prospectus.

        The selling shareholders and other persons participating in the sale or distribution of the common shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling shareholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the particular common shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

        We have agreed to indemnify the selling shareholders who participated in our September 29, 2003 private placement (the "Private Placement Shareholders") and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the common shares offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The Private Placement Shareholders have agreed to indemnify us against specified liabilities.

        The common shares offered by this prospectus were originally issued to the Private Placement Shareholders pursuant to an exemption from the registration requirements of the Securities Act, as amended. We agreed to register the common shares issued to the Private Placement Shareholders under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until one year after the effective date of the registration statement. We have agreed to pay all expenses incident to the registration of the common shares held by the Private Placement Shareholders in connection with this offering, but all selling expenses related to the securities registered shall be borne by the individual holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf.

        We will not receive any proceeds from sales of any common shares by the selling shareholders. We may receive proceeds upon the exercise of the Warrants. Any net proceeds that we receive from any exercise of the Warrants will be used for general corporate purposes, including working capital for our business.

        We cannot assure you that the selling shareholders will sell all or any portion of the common shares offered by this prospectus. In addition, we cannot assure you that a selling shareholder will not transfer the shares of our common stock by other means not described in this prospectus.

LEGAL MATTERS

        The validity of the shares under California law will be passed upon by Gibson, Dunn & Crutcher, LLP, Palo Alto, California.

EXPERTS

        The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from the Altris Software, Inc. Form 10-K as of and for each of the three years in the period ended September 30, 2003 have been incorporated by reference herein in reliance on the report of Grant Thornton LLP independent certified public accountants, given on their authority as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act:

  (a)
  Our annual report on Form 10-K for the fiscal year ended September 30, 2003 filed on December 29, 2003 (delivered, without charge, with this prospectus);

  (b)
  Our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2003 filed on February 13, 2004 (delivered, without charge, with this prospectus).

  (c)
  Our definitive proxy statement for the fiscal year ended September 30, 2003 filed on December 30, 2003;

  (d)
  Our current reports on Form 8-K filed with the SEC on October 1, 2003, October 10, 2003, and February 2, 2003;

  (e)
  All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report referred to above.

        All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents, provided, however, that the Registrant is not incorporating any information furnished under either Item 9 or Item 12 of any current report on Form 8-K. Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Documents incorporated by reference in this prospectus that are not delivered with this prospectus may be obtained from us without charge. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Spescom Software Inc.
    10052 Mesa Ridge Court, Suite 100
    San Diego, California 92121
    Attention: Investor Relations
    (858) 625-3000

WHERE YOU CAN FIND MORE INFORMATION

        We filed with the SEC a registration statement on Form S-2 under the Securities Act for the common shares sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to the common shares and us, we refer you to the registration statement and the exhibits and schedules that were filed with the registration statement. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

        We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement and any other document we file with the SEC may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, Woolworth Building, 233 Broadway New York, New York. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Website Access to our Periodic SEC Reports

        The Internet address of our corporate website is www.spescomsoftware.com. We intend to make our periodic SEC reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by our directors, officers and 10% stockholders (on Forms 3, 4 and 5) available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. The information on our website is not a part of this prospectus.

No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

6,723,335 Common Shares

Spescom Software Inc.

PROSPECTUS

            , 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The expenses in connection with the registration of the common shares covered by this prospectus are set forth in the following table. All amounts except the registration fee are estimated:

Securities and Exchange Commission registration fee	$578.04
Printing and engraving expenses	5,000.00
Accounting fees and expenses	15,000.00
Legal fees and expenses	25,000.00
Miscellaneous	5,000.00

Total	$50,578.04

        All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.

Item 15. Indemnification of Directors and Officers.

        Section 317 ("Section 317") of California General Corporation Law, as amended, generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expense of such legal proceedings when he is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful, and (iii)may be indemnified by the corporation for the expense of a derivative suit (a suit a by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation. No indemnification shall be made under clause (iii) above, however, if the director or officer is adjudged liable to the Company, unless the court in which such action or suit was brought determines that, despite such adjudication, but in view of all the circumstances, he is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the shareholders or a court of competent jurisdiction.

        Article VI of the Company's Bylaws provides in substance, that to the maximum extent permitted by California law, each director and officer shall be indemnified against expenses, judgments, fines, settlements and other amounts reasonably incurred in connection with any proceeding arising by reason of the fact that such officer or director is or was an agent of the Company. The indemnification provided by the Company's Bylaws is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

        Section 204(a)(10) ("Section 204(a)(10)") of California General Corporation Law, as amended, generally allows corporations to eliminate or limit the personal liability of a director for monetary damages in a derivative action for breach of a director's duties to the corporation and its shareholders, except for liability for (i) acts or omissions involving intentional misconduct or a knowing violation of the law, (ii) acts or omissions that a director believes to be contrary to the best interests of the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived a personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (vi) under Section 310 of California General Corporation Law, or (vii) under Section 316 of California General Corporation Law.

        Article IV of the Company's Articles of Incorporation provides that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Section 204.5(a) of California General Corporation Law provides that if the articles of a corporation contain such a provision, the corporation shall be considered to have adopted a provision as authorized by Section 204(a)(10).

        The Registrant maintains liability insurance insuring the Registrant's officers and directors against liabilities that they may incur in such capacities.

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

3.1*	Registrant's Articles of Incorporation, as amended.
3.2*	Registrant's Bylaws, as amended.
4.1*	Specimen certificate of Common Stock
4.2(1)	Certificate of Determination of Series F Convertible Preferred Stock of Altris Software, Inc., dated September 29, 2003.
4.3(2)	Registration Rights Agreement by and among Altris Software, Inc., Spescom Limited, and Spescom Ltd., dated September 30, 2003.
4.4(3)	Form of Warrant to Purchase Common Stock of Altris Software, Inc.
4.5(4)	Registration Rights Agreement by and among Altris Software, Inc. and certain shareholders, dated August 31. 2003.
5.1**	Opinion of Gibson, Dunn & Crutcher LLP
10.1(5)	Lease between CFD-Mesa Ridge Partners and Altris Software, Inc., dated April 1, 2003.
10.2(6)	10.0% promissory note due October 15, 2003 in principal amount of $1,235,076 issued by Altris Software, Inc. to Spescom Limited, a South African corporation on February 15, 2002.
10.3(7)	10.0% promissory note due October 15, 2003 in principal amount of $1,810,383 issued by Altris Software, Inc. to Spescom Limited, a United Kingdom corporation, on February 15, 2002.
10.4(8)	Security Agreement between Altris Software, Inc. and Spescom Limited, a United Kingdom corporation, and Spescom Limited, a South African corporation, dated February 15, 2002.
10.5(9)	10% promissory note due upon demand in principal amount of $400,000 issued by Altris Software, Inc. to Spescom Limited, a United Kingdom corporation, on March 15, 2002.
10.6(10)	Security Agreement dated March 15, 2002 between Altris Software, Inc., a California corporation, and Spescom Limited, a United Kingdom corporation.
10.7(11)	Pledge Agreement dated March 15, 2002 by and between Altris Software, Inc., a California corporation, Spescom Limited, a United Kingdom corporation, and Solomon Ward Seidenwurm & Smith, LLP.

10.8(12)	10.0% promissory note due upon demand in principal amount of $500,000 issued by Altris Software, Inc. to Spescom Limited, a United Kingdom corporation, on April 19, 2002.
10.9(13)	10.0% promissory note due upon demand in principal amount of $700,000 issued by Altris Software, Inc. to Spescom Limited, a United Kingdom corporation, on May 31, 2002.
10.10(14)	Debt Conversion Agreement by and between Altris Software, Inc., Spescom Limited, and Spescom Ltd., dated September 30, 2003.
10.11(15)	Promissory Note dated November 18, 2003 issued by Spescom Software Inc. to Spescom Ltd., a United Kingdom Corporation.
21.1(16)	Subsidiaries of the Registrant
23.1**	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
23.2	Consent of Grant Thornton LLP
24.1	Power of Attorney (included on signature page)

(1)
Incorporated by reference to Exhibit 99.3 to the Form 8-K filed on September 30, 2003.

(2)
Incorporated by reference to Exhibit 99.4 to the Form 8-K filed on September 30, 2003.

(3)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed on September 29, 2003.

(4)
Incorporated by reference to Exhibit 99.3 to the Form 8-K filed on September 29, 2003.

(5)
Incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on August 14, 2003

(6)
Incorporated by reference to Exhibit 10.28 to the Form 10-Q filed on May 15, 2002.

(7)
Incorporated by reference to Exhibit 10.29 to the Form 10-Q filed on May 15, 2002.

(8)
Incorporated by reference to Exhibit 10.29 to the Form 10-Q filed on May 15, 2002.

(9)
Incorporated by reference to Exhibit 10.29 to the Form 10-Q filed on May 15, 2002.

(10)
Incorporated by reference to Exhibit 10.29 to the Form 10-Q filed on May 15, 2002.

(11)
Incorporated by reference to Exhibit 10.29 to the Form 10-Q filed on May 15, 2002.

(12)
Incorporated by reference to Exhibit 10.34 to the Form 10-Q filed on August 14, 2002.

(13)
Incorporated by reference to Exhibit 10.35 to the Form 10-Q filed on August 14, 2002.

(14)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed on September 30, 2003.

(15)
Incorporated by reference to Exhibit 10.10 to the Form 10-Q filed on February 13, 2004.

(16)
Incorporated by reference to Exhibit 21 to the Form 10-K filed on December 20, 2002.

*
Incorporated herein by this reference from previous filings with the Securities and Exchange Commission.

**
To be filed by amendment.

(b) Reports on Form 8-K

        We furnished to the SEC reports on Form 8-K on October 1, 2003, October 10, 2003, and February 2, 2004. The October 1, 2003 Form 8-K was for the purpose of announcing the completion of a private placement with accredited investors. The October 10, 2003 Form 8-K was for the purpose of announcing the issuance of preferred stock in exchange for conversion of debt with our majority shareholder. The February 2, 2004 Form 8-K was for the purpose of announcing our name change from Altris Software, Inc. to Spescom Software Inc.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

(2)
That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        We have been advised that, in the opinion of the Securities and Exchange Commission, indemnifying our directors, officers, and controlling persons for liabilities arising under the Securities Act of 1933 pursuant to our charter and bylaws, or otherwise, is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers, or controlling persons concerning the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 26th day of February, 2004.

SPESCOM SOFTWARE INC.
By:	/s/ JOHN W. LOW John W. Low, Chief Financial Officer and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Carl Mostert	Chairman and Chief Executive Officer; Director (Principal Executive Officer)	February 26, 2004
/s/ JOHN W. LOW John W. Low	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 26, 2004
* D. Ross Hamilton	Director	February 26, 2004
* Hilton Isaacman	Director	February 26, 2004
* Johann Leitner	Vice President, Strategic Marketing; Director	February 26, 2004
* Larry D. Unruh	Director	February 26, 2004
* James P. Myers	Director	February 26, 2004
* /s/ JOHN W. LOW John W. Low, Attorney-in-Fact

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TABLE OF CONTENTS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Our Company
This Offering
RISK FACTORS
USE OF PROCEEDS
DILUTION
DESCRIPTION OF CAPITAL STOCK
PRINCIPAL AND SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INFORMATION INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES